

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 10, 2011

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

      Re: Aceto Corporation
              Form 10-K for the fiscal year ended June 30, 2010
              Forms 10-Q for the periods ended September 30, 2010 and
              December 31, 2010
              Form 8-K filed September 10, 2010
              File No. 0-4217

Dear Mr. Roth:

      We have reviewed your response letter dated March 7, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

<u>FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010</u>

<u>Condensed Consolidated Financial Statements</u>

<u>Note 11 – Income Taxes, page 17</u>

1. We note your response to comment five from our letter dated February 23, 2011. Please address the following so that we may more fully understand your accounting treatment:

- Tell us when you first entered into discussions with Rising Pharmaceuticals, Inc. regarding a possible acquisition;
- Tell us the date that you signed the Letter of Intent with Rising; and
- Explain, in detail, the circumstances surrounding your repatriation of $6 million in June 2009.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief